5/13

04030170

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Heineken Holding NV

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5749

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 5/18/04

ARLS
12-31-03

Annual Report

2003

Established in Amsterdam

Heineken Holding N.V.

Agenda

for the meeting of holders of class A-shares Heineken Holding N.V., to be held at 3.45 p.m. – or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished – on Thursday 29 April 2004 in the Beurs van Berlage, 243 Damrak, Amsterdam.

Opening

1 Amendments to the Articles of Association concerning, inter alia, the change in nominal value of the A- and B-shares.

Explanatory notes to this item are appended.

Closure

The amendments to the Articles of Association provide for a share split, an increase in the authorised capital and the amendment of the name 'Necigef' in Article 5 to 'Euroclear Nederland'.

Share split

It is proposed that the nominal value of each A- and B-share, currently EUR 2, be decreased to EUR 1.60 (Article 4 paragraph 1). This proposal means that each issued A- or B-share of EUR 2 will be split into five A- or B-shares with a nominal value of EUR 0.40, whereby at the same time four A- or B-shares with a nominal value of EUR 0.40 are combined into one new A- or B-share with a nominal value of EUR 1.60. It is envisaged that this will improve the liquidity of the shares. After the share split, the issued share capital will amount to EUR 392,019,456.80 (an increase of EUR 0.80). The share split will also lead to a change in the transitory provision of Article 17.

Increase in authorised capital

It is proposed to increase the authorised capital with EUR 500 from EUR 1,500,000,000 to EUR 1,500,000,500 (Article 4 paragraph 1).
This is necessary to accommodate the proposed share split.

Amendment to Article 5

It is proposed to replace the reference to 'Necigef' (the central institute under the Dutch Giro Securities Transactions Act) by 'Euroclear Nederland'.

Agenda

for the Annual General Meeting of Shareholders Heineken Holding N.V., to be held at 4 p.m. – or later, if the meeting of holders of class A-shares of Heineken Holding N.V. has not finished – on Thursday 29 April 2004 in the Beurs van Berlage, 243 Damrak, Amsterdam.

Opening

1 Report for the financial year 2003.

2 Adoption of the Balance Sheet as at 31 December 2003, of the Profit and Loss account for 2003 and the Notes.

3 Announcement of the appropriation of the balance of the Profit and Loss account as provided in Article 12 paragraph 1 of the Articles of Association.

4 Discharge of the members of the Management Board for the exercise of their management.

5 Share split, every four A- or B-shares of EUR 2 nominal value entitling the holder to five A- or B-shares of EUR 1.60 nominal value.*

6 Amendments to the Articles of Association concerning, inter alia, the change in nominal value of the A- and B-shares.*

7 The Dutch Corporate Governance Code.

8 Proposition to appoint KPMG Accountants N.V. as accountant of the company for a period of four years, as from 1 January 2004.

Closure

* Explanatory notes to these items are appended.

Appendix to agenda item 5 and 6

The amendments to the Articles of Association as proposed by the meeting of holders of priority shares and the meeting of holders of class A-shares provide for a share split, an increase in the authorised capital and the amendment of the name 'Necigef' in Article 5 to 'Euroclear Nederland'.

Share split

It is proposed that the nominal value of each A- and B-share, currently EUR 2, be decreased to EUR 1.60 (Article 4 paragraph 1). This proposal means that each issued A- or B-share of EUR 2 will be split into five A- or B-shares with a nominal value of EUR 0.40, whereby at the same time four A- or B-shares with a nominal value of EUR 0.40 are combined into one new A- or B-share with a nominal value of EUR 1.60.
It is envisaged that this will improve the liquidity of the shares. After the share split, the issued share capital will amount to EUR 392,019,456.80 (an increase of EUR 0.80). The share split will also lead to a change in the transitory provision of Article 17.

Increase in authorised capital

It is proposed to increase the authorised capital with EUR 500 from EUR 1,500,000,000 to EUR 1,500,000,500 (Article 4 paragraph 1).
This is necessary to accommodate the proposed share split.

Amendment to Article 5

It is proposed to replace the reference to 'Necigef' (the central institute under the Dutch Giro Securities Transactions Act) by 'Euroclear Nederland'.

Annual Report

2003

Established in Amsterdam

Heineken Holding N.V.

Profile

Heineken Holding N.V., which holds 50.005% of the shares in Heineken N.V., heads the Heineken group.

The object of Heineken Holding pursuant to its Articles of Association is to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. It seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to grow in a controlled and steady manner and to pursue its long-term policy in the interests of all stakeholders.

Heineken Holding does not engage in operational activities itself. These have been assigned within the Heineken group to Heineken N.V. and its subsidiaries and associated companies. Heineken Holding's income consists almost exclusively of dividends received on its interest in Heineken N.V.

Every Heineken N.V. share held by Heineken Holding is matched by one share issued by Heineken Holding. The net asset value of one Heineken Holding share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical.

Heineken Holding N.V. A-shares are listed on Euronext Amsterdam. Options on Heineken Holding A-shares are traded on the Euronext.Liffe options exchange.

Contents

Report of the Management Board

Financial Statements 2003

Other Information

This is an English translation of the original Dutch language report.
Both can be downloaded from www.heinekeninternational.com

Heineken Holding N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation and share split

share price range *year-end price*

Average trade in 2003:

197,175 shares per day



40
36
32
28
24
20
16
12
8
4
0
27.13
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Heineken Holding N.V.

Heineken Holding N.V. A-shares are traded on Euronext Amsterdam. Options on Heineken Holding A-shares are traded on the Euronext.Liffe options exchange.
In 2003, the average daily volume of trade was 197,175 shares.
Heineken Holding N.V. is not a 'structuurvennootschap'. Decisions on all important matters are taken by the General Meeting of Shareholders.

Market capitalisation

Shares in issue as at 31 December 2003

193,384,478 A-shares of €2 nominal value
2,625,000 B-shares of €2 nominal value
250 priority shares of €2 nominal value

The B-shares confer the same voting rights as the A-shares. At a year-end price of €27.13, the market capitalisation of Heineken Holding N.V. as at balance sheet date was €5.3 billion.

Heineken Holding share price history

High: 3 September 2003, €30.22
Low: 13 February 2003, €22.94
Price on 31 December 2003: €27.13
Price on 31 December 2002: €27.65

Rules concerning insider dealing

Within Heineken Holding N.V. there are established rules governing the disclosure of transactions in shares of Heineken Holding N.V. and Heineken N.V. that are applicable to the Management Board and individuals directly connected with the company.

Major Holdings in Listed Companies Disclosure Act

Pursuant to the Major Holdings in Listed Companies Disclosure Act, L' Arche Holding S.A. has given notification of a 50.005% holding and Greenfee B.V. has given notification of a 6.8% holding in Heineken Holding N.V.

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken Holding N.V.'s issued capital or hold shares with a market value of €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by Heineken Holding N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken Holding N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Dividend history

(1997 = 100)

1997	100
1998	125
1999	156
2000	156
2001	196
2002	196
2003	196

Heineken N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation and share split

share price range *year-end price*

Average trade in 2003:

1,046,706 shares per day


60
54
48
42
36
30
24
18
12
6
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
30.19

Heineken N.V.

The shares and options of Heineken N.V. are traded on Euronext Amsterdam, where the company is included in the AEX index. In 2003, the average daily volume of trade was 1,046,706 shares.
Heineken N.V. is not a 'structuurvennootschap'.
Decisions on all important matters are taken by the General Meeting of Shareholders.

Market capitalisation

Shares in issue as at 31 December 2003
391,979,675 shares of €2 nominal value
At a year-end price of €30.19, the market capitalisation of Heineken N.V. as at balance sheet date was €11.8 billion.

Year-end price	€30.19	31 December 2003
High	€38.27	7 January 2003
Low	€28.74	24 June 2003

Rules concerning insider dealing

Within Heineken N.V. there are established rules governing the disclosure of transactions in shares of Heineken N.V. and Heineken Holding N.V. that are applicable to the members of the Supervisory Board and the Executive Board, to other managers and staff who might be in possession of price-sensitive information and to a number of external parties.

Major Holdings in Listed Companies Disclosure Act

Pursuant to the Major Holdings in Listed Companies Disclosure Act, Heineken Holding N.V. has disclosed an interest of 50.005% in Heineken N.V.

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken N.V.'s issued capital or hold shares with a market value of €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by Heineken N.V. at least 60 days before the date of the General Meeting of Shareholders.
Heineken N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Financial calendar in 2004 for both Heineken Holding N.V. and Heineken N.V.

Announcement of 2003 figures	25 February
Publication of annual report	26 March
Annual General Meeting of Shareholders, Amsterdam*	29 April
Quotation ex final dividend	3 May
Final dividend payable	7 May
Announcement of half-year results	8 September
Quotation ex interim dividend	9 September
Interim dividend payable	21 September

Contacting Heineken Holding N.V. and Heineken N.V.

Further information on Heineken Holding N.V. is obtainable by telephone +31 20 622 11 52 or fax +31 20 625 22 13.
Information is also obtainable from the Investor Relations Department, telephone +31 20 523 92 39 or by e-mail: investors@heineken.com.
Further information on Heineken N.V. is obtainable from the Corporate Communication and/or Investor Relations Department, telephone +31 20 523 92 39 or by e-mail: investors@heineken.com.
The website www.heinekeninternational.com also carries further information about both Heineken Holding N.V. and Heineken N.V.

Copies of this annual report are obtainable from:
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands
telephone +31 20 622 11 52
fax +31 20 625 22 13
or via www.heinekeninternational.com.

* Shareholders are entitled to attend the meetings of shareholders in Heineken N.V., to put questions at those meetings and to participate in the discussions.

Management Board

M. Das (1948)
Chairman
Dutch nationality
Member of the Management Board since 1994
Lawyer

C.L. de Carvalho-Heineken (1954)
Delegate Member
Dutch nationality
Member of the Management Board since 1988

D.P. Hoyer (1940)
Dutch nationality
Member of the Management Board since 1972
Former director of DOW Europe S.A.

K. Vuursteen (1941)
Dutch nationality
Member of the Management Board since 2002
Former chairman of the Executive Board of Heineken N.V.

Report of the Management Board

Composition of the Management Board

There were no changes in the composition of the Management Board.

Policy principles

Heineken Holding has played an important role in the Heineken group for over fifty years. The company seeks to promote the continuity, independence and stability of the Heineken group. This creates the conditions which enable Heineken N.V. to pursue its long-term policy in the interest of the shareholders, the staff and other stakeholders. The company's policy has been successful. Thanks in part to its unique and stable structure, the Heineken group now has the widest international presence of all the world's brewing groups and the Heineken brand is one of the best-known international premium lagers. It has also returned consistently good results over many years, benefiting both our company's share price and that of Heineken N.V.

Corporate governance

Under the Dutch corporate governance code (the 'Code') of the Corporate Governance Committee (the 'Tabaksblat Committee'), Dutch listed companies are expected to include in their annual report, starting with the 2004 edition, a chapter outlining their corporate governance structure and compliance with the Code and disclosing any departures from it.

Before that, the Tabaksblat Committee recommends that these companies indicate, in a separate chapter in their 2003 annual report, how they intend to ensure compliance with the Code and any problems they foresee. This chapter is Heineken Holding's response to that recommendation.

While Heineken Holding endorses the Code's principles, the structure of the Heineken group, and in particular the relationship between Heineken Holding N.V. and Heineken N.V., prevents Heineken Holding complying with a small number of the best-practice provisions, as discussed below.

Structure of the Heineken group

A 50.005% interest in Heineken N.V. is held by Heineken Holding. Both companies are listed on the Euronext Amsterdam stock exchange. L' Arche Holding S.A., a Swiss company owned by the Heineken family, in turn holds a 50.005% interest in Heineken Holding.

Standing at the head of the Heineken group, Heineken Holding is not an ordinary holding company. Since its formation in 1952, Heineken Holding's object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V.

The function which Heineken Holding has performed for the Heineken group since 1952 has been to safeguard its continuity, independence and stability and create conditions for controlled, steady growth of the Heineken group's activities. This has allowed Heineken N.V. consistently to pursue a long-term policy which serves the interests of the entire Heineken group, its shareholders, employees and other stakeholders.

Its unique and stable structure has enabled the Heineken group to rise to its present position as the brewer with the widest international presence and one of the world's largest brewing groups.

Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related companies. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board.

Heineken Holding's governance structure

Heineken Holding is managed by the Management Board, whose activities are directed towards safeguarding the continuity, independence and stability of the Heineken group and create conditions for controlled, steady growth of the Heineken group's activities.

Because Heineken N.V. manages the Heineken group companies, Heineken Holding, unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding engages in no operational activities and employs no staff.

The remuneration of the members of the Management Board is determined by the meeting of holders of priority shares.

Pursuant to its Articles of Association, Heineken Holding distributes the dividend it receives from Heineken N.V. in full to its shareholders.

Expected compliance with the Code

Heineken Holding intends to preserve its existing governance structure and will therefore not apply those principles and best-practice provisions which are inconsistent with its preservation.

The Management Board is still considering the question of whether and, if so, to what extent best-practice provision II.2.6, relating to the holding of and transactions in securities other than those of the company by members of the Management Board, is to be applied.

Heineken Holding will not apply best-practice provision II.1.7, which states that a management board member may not be a member of the supervisory board of more than two listed companies and may not be the chairman of the supervisory board of a listed company. The Management Board considers that application of this best-practice provision would not be consistent with the nature of its activities.

According to best-practice provision IV.3.8, the minutes of the general meeting of shareholders should be made available on request within three months of the meeting, after which the shareholders should be given three months to comment on them. The minutes should then be adopted in the manner stipulated in the Articles of Association. It is customary, as provided in Article 14, paragraph 7, of the Articles of Association, to have a notarial record made of the proceedings of the General Meeting of Shareholders of Heineken Holding. The Management Board considers it desirable to continue this practice and best-practice provision IV.3.8 will be applied to the extent that it is consistent with it.

Heineken Holding expects to be able to comply with the other best-practice provisions without difficulty.

A study will be undertaken to establish the extent to which amendment of the Articles of Association may be necessary or desirable in order to comply with the Code. If it results in a proposal to amend the Articles of Association, such a proposal will probably be put to the General Meeting of Shareholders in 2005.

Remuneration policy for members of the Management Board

Remuneration of the members of the Management Board was enabled by an amendment to the company's Articles of Association in 2001. As from the 2002 financial year, the amount of the remuneration has been determined by the meeting of holders of priority shares. The remuneration received by the members of the Management Board is the same as that received by the members of the Supervisory Board of Heineken N.V. The application of this policy in practice in 2003 is discussed in the notes to the balance sheet and profit and loss account (page 17). A new remuneration policy for the members of the Supervisory Board of Heineken N.V. will be developed in the course of 2004. Whether that new policy also has consequences for the remuneration of the members of the Management Board will be considered in due course.

Activities

The Management Board met on ten occasions in 2003. The Board adopted the report and accounts for 2002 and the half-year results for 2003. Other topics addressed at length by the Management Board included Heineken N.V.'s strategy, tactics, acquisitions, including in particular the acquisition of BBAG, financial policy, profit performance and the composition of the Supervisory and Executive Boards of Heineken N.V. and its principal operating companies.

Auditors

In the interest of auditing efficiency, it has been decided in close consultation with Ernst & Young, to terminate their appointment as auditors of our company's financial statements.
Our consolidated financial statements are largely identical to those of Heineken N.V., whose auditors are KPMG.
The Management Board therefore intends to submit a proposal to the General Meeting of Shareholders to appoint KPMG as the company's auditors. As increasing demands are placed on audits of the financial statements of listed companies, Heineken Holding's auditing costs are rising. The appointment of KPMG as auditors will reduce these costs, because it will eliminate much duplication of work.

Review of 2003

Introduction of options

On 27 January 2003, at the instigation of the Management Board of Heineken Holding, options on Heineken Holding shares were admitted to listing on the options market of Euronext Amsterdam. The symbol for the new options class is HEH. These are American-style options (with exercise at any time up to maturity), with maturities of three, six and nine months and quoted in the cycle January, April, July, October (JAJO cycle). The options are clearly meeting a need on the part of investors, including institutional investors.

Index

In early 2003, Heineken Holding applied to Euronext Amsterdam to have the rules for the Midkap index changed to allow it to qualify for inclusion and subsequently to have Heineken Holding included in the index. Under the current rules, Heineken Holding cannot qualify because it is the holding company of a company which is already listed. With a daily volume averaging over 190,000 shares, however, Heineken Holding would otherwise qualify easily for inclusion in Euronext Amsterdam's Midkap index.

Euronext Amsterdam passed Heineken Holding's application to the AEX Indices Advisory Committee, which decided not to recommend any change to the rules for the Midkap index, but indicated that this decision might be reconsidered in the future in the context of harmonisation of the index rules at Euronext level.

On the basis of correspondence with Euronext Amsterdam, Heineken Holding understands that its application to have the rules for the Midkap index changed and to be included in the index is still open, pending the harmonisation of the index rules referred to above.

Heineken Holding shares are included in fifteen indices:

- Bloomberg Europe Beverages Indices (2)
- Bloomberg European 500 Index
- Bloomberg European Consumer Non-Cyclical Index
- Bloomberg World Europe Consumer Non-Cyclical Index
- Dow Jones Euro STOXX Index
- Dow Jones Euro STOXX Index Food and Beverage
- Dow Jones Euro STOXX Mid Index (Midcaps)
- Dow Jones Europe STOXX Food and Beverage
- Dow Jones STOXX Index
- Dow Jones STOXX Mid Index (Midcaps)
- FTSE E300 Beverages
- FTSE E300 Sector Index
- FTSE Eurobloc 300 Index
- FTSE Eurotop 300 Index

Corporate broker

ABN AMRO has been working as broker to the company since the beginning of 2003 to increase the liquidity of the shares and, in that capacity, has taken action and reported to the Management Board on a regular basis.

General reporting

The nominal value of our company's participating interest in Heineken N.V. as at 31 December 2003 amounted to €392 million. The nominal value of the A- and B-shares in issue by our company as at the same date was also €392 million.

As at 31 December 2003, our company's interest in Heineken N.V. represented 50.005% of Heineken N.V.'s total issued share capital.

With regard to the company's balance sheet and profit and loss account, the Management Board has the following comments.

The carrying value of the participating interest in Heineken N.V. is equal to the shareholders' equity of €1,584 million stated in the consolidated balance sheet, less the priority shares.

In accordance with the statutory requirements relating to the preparation of financial statements, our company's share – of 50.005% – in Heineken N.V.'s profit for 2003 of €798 million is recognised as income in our profit and loss account for 2003. Pursuant to the statutory requirements already referred to, after proposed appropriation of profit for 2003, an amount of €321 million, being equal to 50.005% of the retained earnings of Heineken N.V. for 2003, will be added to the statutory reserve.

Heineken N.V. performance 2003 and outlook

Because our company heads the Heineken group, the notes to the financial statements include a consolidated balance sheet and profit and loss account for the Heineken group.

Heineken N.V. posted a satisfactory result in 2003 and, barring unforeseen circumstances, expects to achieve further organic profit growth* in 2004. Its recent acquisitions will also make a positive contribution to the result, before amortisation of goodwill. At the current exchange rates for the dollar and other currencies against the euro relative to the basis on which hedging contracts have been entered into, Heineken's net profit will again be severely affected by currency movements. These effects will outweigh the predicted organic profit growth and the contributions to earnings in 2004 by new acquisitions. If the exchange rates stay the same, the weaker dollar will still have a significant impact on the results in 2005. Heineken's long-term profit forecast is positive, given the strength of its brand portfolio, its distribution structure and the opportunities for efficiency gains.
A more detailed review can be found in Heineken N.V.'s annual report.

* Profit growth excluding foreign exchange effects, acquisitions, exceptional items and amortisation of goodwill.

Dividend proposal

Heineken N.V. proposes to distribute a dividend for 2003 of €0.40 per share of €2 nominal value, of which €0.16 per share of €2 nominal value has already been paid as interim dividend.

With the approval of the meeting of priority shareholders, the Management Board has resolved to vote at the General Meeting of Shareholders of Heineken N.V. in favour of Heineken N.V.'s proposal to fix the dividend for 2003 at €0.40 per share of €2 nominal value, of which €0.16 has already been paid as interim dividend. On that basis, the dividend payable to our company for 2003 totals €78.4 million in cash, of which €31.4 million has already been received by way of interim dividend. The final dividend due will therefore be €47.0 million.

In accordance with the provisions of Article 12, paragraph 7, of the Articles of Association, an interim dividend of €0.16 per share of €2 nominal value was distributed to holders of A- and B-shares on 22 September 2003. Pursuant to the provisions of Article 12 of the Articles of Association, holders of A- and B-shares will therefore, like the holders of Heineken N.V. shares, receive a total dividend of €0.40 per share of €2 nominal value. A total of €78.4 million will be distributed to holders of A- and B-shares and a total of €20 will be distributed to holders of priority shares.

Share split

Heineken Holding has maintained a consistent dividend policy over many years, carrying out a review every three years to ascertain whether there is scope for increasing the dividend paid to shareholders by increasing the number of shares in issue by 25%. Consequently, a proposal to split the Heineken Holding A- and B-shares, by issuing five new A- or B-shares of €1.60 nominal value for every four existing A- or B-shares of €2 nominal value, will be presented to the General Meeting of Shareholders. The new shares will participate fully in the profits as from 1 January 2004.

The auditors' report issued by Ernst & Young Accountants is included in this report.

Amsterdam, 24 February 2004
Management Board

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

2003 Financial Statements

Balance Sheet of Heineken Holding N.V.

before appropriation of profit
in thousands of euros

		31 December **2003**		31 December 2002
Assets				
Financial fixed assets				
Participating interest in Heineken N.V.		**1,583,658**		1,318,669*
Current assets				
Receivables		**645**		–*
Cash		**1**		21
		1,584,304		1,318,690
Equity and liabilities				
Shareholders' equity				
Issued share capital:				
Priority shares	**1**		1	
A-shares	**386,769**		386,769	
B-shares	**5,250**		5,250	
		392,020		392,020
Statutory reserve		**429,619**		110,483*
General reserve		**362,979**		418,626
Result for the year		**399,040**		397,540*
		1,583,658		1,318,669
Current liabilities				
Dividend for prior years		**21**		21
Dividend for the year		**–**		–*
Credit institution		**625**		–
		1,584,304		1,318,690

* Figures restated for comparison purposes.

Profit and Loss Account of Heineken Holding N.V.

in thousands of euros

		2003		2002
Income				
Result on participating interest in Heineken N.V.	**399,040**		397,540	
Management fee	**329**		250	
		399,369		397,790
Charges				
Other expenses		**329**		250
Profit		**399,040**		397,540

Notes to the Balance Sheet as at 31 December 2003 and the Profit and Loss Account for 2003 of Heineken Holding N.V.

General

The amounts disclosed in the notes are in thousands of euros unless otherwise indicated.

Changes in accounting policies

With effect from the beginning of the 2003 financial year, the consolidated balance sheet has been presented before appropriation of profit, as a result of changes in Dutch reporting rules. Only the dividends paid during the year are charged to shareholders' equity. In 2003, the final dividend for 2002 and the interim dividend for the current year were charged to shareholders' equity.

The presentation of the consolidated balance sheet before appropriation of profit means restating shareholders' equity in the 2002 figures. Shareholders' equity as at 31 December 2002 has been increased by the amount of the final dividend for 2002 paid in 2003, which was €47 million. Current liabilities have been reduced by a similar amount.

This change also means that the carrying amount of the participating interest in Heineken N.V. as at 31 December 2002 has been increased by the final dividend for 2002 paid in 2003. Receivables have been reduced by a similar amount.

Valuation principles

The assets and liabilities are stated at face value unless otherwise indicated.

Principles for the determination of results

The result on the participating interest in Heineken N.V. corresponds to the company's share in the profit of Heineken N.V. for the year.

Balance Sheet

Participating interest in Heineken N.V.

The nominal value of the participating interest in Heineken N.V., Amsterdam, as at 31 December 2003 amounted to €392 million, corresponding to 50.005% of the issued share capital of Heineken N.V.

Valuation of the participating interest in Heineken N.V., as in preceding years, has been based on 50.005% of the shareholders' equity published by Heineken N.V. in its financial statements. The carrying amount as at 31 December 2003, based on the amount of shareholders' equity disclosed in the consolidated financial statements of Heineken N.V. as at the same date, is therefore 50.005% of €3,167 million

statements of Heineken N.V. as at the same date, is therefore 50.005% of €3,167 million	1,583,658
In the opening balance sheet for 2003, the figure was 50.005% of €2,637* million	1,318,669*
Increase in value during the year	264,989
This increase in value is made up of the following items:	
50.005% of the net profit of Heineken N.V. for 2003 of €798 million	399,040
Less: Total interim dividend received by the company during the year	31,362
Appreciation due to profit retained by Heineken N.V. for 2003	367,678
Less: Total final dividend for 2002 received by the company during the year	47,042
Diminution in value for the company arising out of movements in the general reserve of Heineken N.V.	55,647
Net increase in value	264,989

The market capitalisation of the participating interest in Heineken N.V. as at 31 December 2003, with a nominal value of €392 million, amounted to €5.9 billion (31 December 2002: €7.3 billion).

* Figures restated for comparison purposes.

Receivables

This item relates to refundable tax on dividends as per withholding tax refund applications submitted.

Cash

This item relates to the balance on a deposit account relating to the priority shares.

Issued share capital

The authorised share capital amounts to €1.5 billion. The issued share capital amounts to €392 million.
There are 193,384,478 A-shares of €2 nominal value, 2,625,000 B-shares of €2 nominal value and 250 priority shares of €2 nominal value in issue.

Statutory reserve

This reserve relates to the share in the profits achieved by Heineken N.V. less the dividends distributed by Heineken N.V.
The movements in 2003 were as follows:

Balance as at 1 January 2003	110,483*
Add: Difference between the share in the profit of Heineken N.V. for 2002 and the total amount of the final dividend for 2002 received during the year	350,498
Less: Total amount of the interim dividend for 2003 received by the company during the year	31,362
Balance as at 31 December 2003	429,619

General reserve

The movements in 2003 were as follows:

Balance as at 1 January 2003	418,626
Less: The share in the movements reported directly in the general reserve of Heineken N.V. relating to revaluations and exchange differences in 2003	55,647
Balance as at 31 December 2003	362,979

Dividend for prior years

This item is made up of the balance of uncalled cash dividends and the available balance in respect of stock dividend payable in cash.

Credit institution

This item concerns the balance on the current account with the bank as at balance sheet date.

Profit and Loss Account

Result on participating interest in Heineken N.V.

Included here is the share in the net profit of Heineken N.V. for 2003, being 50.005% of €798 million.

Other expenses

This concerns auditors' fees, administrative expenses and remuneration of Management Board members.

Remuneration of Management Board members	*2003*	*2002*
M. Das	45	45
C.L. de Carvalho-Heineken	38	38
D.P. Hoyer	38	38
K. Vuursteen	38	38

* Figures restated for comparison purposes.

Consolidated Balance Sheet

before appropriation of profit
in millions of euros

	31 December 2003		31 December 2002	
Assets				
Fixed assets				
Intangible fixed assets	**1,151**		39	
Tangible fixed assets	**4,995**		4,094	
Financial fixed assets	**1,122**		835	
		7,268		4,968
Current assets				
Stocks	**834**		765	
Receivables	**1,380**		1,270	
Securities	**76**		98	
Cash	**1,340**		680	
		3,630		2,813
		10,898		7,781
Equity and liabilities				
Group equity				
Shareholders' equity	**1,584**		1,319*	
Minority interests in Heineken N.V.	**1,583**		1,318*	
Minority interests in other group companies	**732**		393	
		3,899		3,030
Provisions		**1,367**		981
Liabilities				
Long-term borrowings	**2,721**		1,215	
Current liabilities	**2,911**		2,555*	
		5,632		3,770
		10,898		7,781

* Figures restated for comparison purposes.

Consolidated Profit and Loss Account

in millions of euros

		2003		2002
Net turnover		**9,255**		8,482*
Raw materials, consumables and services	**5,557**		5,029*	
Staff costs	**1,832**		1,642	
Amortisation/depreciation and value adjustments	**644**		529	
Total operating expenses		**8,033**		7,200
Operating profit		**1,222**		1,282
Results of non-consolidated participating interests	**101**		48	
Interest	**– 140**		– 109	
		– 39		– 61
Profit on ordinary activities before tax		**1,183**		1,221
Taxation		**– 319**		– 364
Group profit on ordinary activities after tax		**864**		857
Minority interests in the results of group companies of Heineken N.V		**– 66**		– 62
Net profit on ordinary activities of Heineken N.V.		**798**		795
Minority interests in the profit of Heineken N.V		**– 399**		– 397
Net profit		**399**		398

* Figures restated for comparison purposes.

Consolidated Cash Flow Statement

in millions of euros

		2003		2002
Cash flow from operating activities				
Operating profit	1,222		1,282	
Results of non-consolidated participating interests	30		48	
Amortisation/depreciation and value adjustments	644		529	
Movements in provisions	95		– 8	
Movements in working capital	92		– 223	
Cash flow from operations		2,083		1,628
Interest paid and received		– 132		– 103
Taxation paid on profits		– 314		– 341
Cash flow from operating activities		1,637		1,184
Dividends paid		– 241		– 187
Cash flow from operating activities less dividends paid		1,396		997
Cash flow from investing activities				
Intangible fixed assets	– 26		– 35	
Tangible fixed assets	– 611		– 696	
Consolidated participating interests	– 1,339		– 799	
Non-consolidated participating interests	– 5		– 423	
Result on participating interests disposed of	71		–	
Other financial fixed assets	– 170		– 20	
		– 2,080		– 1,973
Cash flow from financing activities				
Long-term borrowings	1,501		484	
Repayment of long-term borrowings	– 271		– 56	
Share issue by group companies	3		– 1	
		1,233		427
Net cash flow		549		– 549
Other cash movements				
Changes in the consolidation		– 32		– 88
Exchange differences		15		– 36
Movement in net cash		532		– 673
The net cash position consists of				
Cash		1,340		680
Securities		76		98
Bank overdrafts		– 679		– 573
Position as at 31 December		737		205

Notes to the Consolidated Balance Sheet, Profit and Loss Account and Cash Flow Statement for 2003

General

The amounts disclosed in the notes are in millions of euros unless otherwise indicated.

The financial statements and the annual report have been prepared in accordance with the provisions of Part 9, Book 2, of the Netherlands Civil Code.

There were a number of changes in the scope of the consolidation during the year. The most significant changes with regard to the financial statements are mentioned below.

	Consolidated from
Karlsberg International Brand GmbH, Germany	1 January 2003
Dinal LLP, Kazakhstan	1 January 2003
Compania de Cervecerias Unidas S.A. (CCU), Chile	1 April 2003
Karlovacka Pivovara, Croatia	1 April 2003
Brau-Beteiligungs-Aktiengesellschaft (BBAG), Austria, with operations in Austria, Poland, Romania, Hungary and the Czech Republic	1 October 2003

These changes in the consolidation led to an increase in net turnover of €686 million.

Consolidation

Heineken Holding N.V., Heineken N.V. and the subsidiaries with which it forms a group are fully consolidated in the consolidated balance sheet and profit and loss account. Minority interests in group equity and group profits are presented separately, analysed into Heineken N.V. and other group companies.

Proportional consolidation is applied in the case of companies in which the Heineken group has a direct interest and exercises a controlling influence on management decisions in partnership with other shareholders.

In the analyses of movements in various assets and liabilities, disclosures of 'Changes in the consolidation' relate to increases or decreases in the group's interests in consolidated companies.

Foreign currency

Hedging transactions to limit exchange risks are entered into only in respect of actual amounts receivable and payable and highly probable future cash flows in foreign currencies. The instruments used are forward contracts and options. Before such contracts are entered into, inward and outward cash flows in a particular currency are netted off at group level as far as possible. Where foreign currency balance sheet positions have been hedged, they are translated at the exchange rate of the hedge. Recognition of results arising from hedging operations relating to future foreign currency cash flows is deferred until the relevant cash flows are accounted for.

Other foreign currency transactions in the profit and loss account are recognised at spot rates unless forward contracts have been entered into in connection with these transactions, in which case the forward rate applies.

The financial statements of non-eurozone companies are translated into euros. Assets and liabilities are translated at exchange rates on the balance sheet date. Profit and loss account items are translated at the average monthly exchange rates. The difference between the net profit based on average exchange rates and the net profit based on the exchange rates as at balance sheet date is accounted for in shareholders' equity. The profit and loss accounts of companies in hyperinflation countries are translated at exchange rates prevailing on the balance sheet date.

Differences in book value arise from translation into euros of the opening balance of the shareholders' equity of the non-eurozone consolidated companies plus intra-group long-term loans granted to these companies. These differences are treated as revaluations and are credited or debited directly to group equity, with due allowance for taxation. Other differences due to exchange rate movements are accounted for directly in the profit and loss account.

Changes in accounting policies

With effect from the beginning of the 2003 financial year, goodwill is capitalised and amortised. Goodwill paid up to 31 December 2002 has been charged directly to shareholders' equity. If the goodwill had been charged to shareholders' equity in 2003 as in previous years, it would have been €1,124 million lower as at 31 December 2003 and the net profit would have been €31 million higher.

With effect from the beginning of the 2003 financial year, the consolidated balance sheet is presented before profit appropriation, following changes in the Dutch reporting rules. Only the dividends paid during the year are charged to shareholders' equity. In 2003, the final dividend for 2002 and the interim dividend for the current year were charged to shareholders' equity.

With effect from the beginning of the 2003 financial year, following changes in the Dutch reporting rules concerning the determination of net turnover, all discounts and excise duties directly attributable to the turnover are deducted from net turnover.

Comparative figures

The comparative figures in the consolidated profit and loss account have been restated to facilitate comparison, following the changes in accounting policies. The changes do not affect the reported net profit.

The presentation of the consolidated balance sheet before appropriation of profit also means restating shareholders' equity in the 2002 figures. Shareholders' equity as at 31 December 2002 has been increased by €94 million, which was the amount of the final dividend for 2002 paid in 2003. Current liabilities have been reduced by the same amount.

As a result of the above changes, the reported net turnover in 2002 has been reduced by €1,811 million to €8,482 million, with the same reduction in operating expenses.

Valuation of assets and liabilities

Intangible fixed assets

Goodwill is calculated as the difference between the cost of an acquisition and its net asset value. In the case of acquisition of beverage wholesalers, the acquisition cost is almost entirely determined by the customer base, and this element is treated as goodwill.

Goodwill is carried at cost less accumulated amortisation and impairment. Amortisation is calculated by the straight-line method based on the expected economic life of the assets concerned, subject to a maximum of 20 years.

Other intangible fixed assets satisfying the applicable criteria are capitalised and amortised by the straight-line method over three years. If the net realisable value of intangible fixed assets is less than the carrying amount, a diminution in value is applied. Costs of internally developed brands, patents and licences and research and development are expensed.

Brands, patents and licences purchased with acquisitions are treated as part of the goodwill paid.

Tangible fixed assets

Except for land, which is not depreciated, tangible fixed assets are stated at replacement cost less accumulated depreciation. The following average useful life is used for depreciation purposes:

Buildings	30-40 years
Plant and equipment	10-30 years
Other fixed assets	5-10 years

The replacement cost is based on appraisals by internal and external experts, taking into account technical and economic developments. Other factors taken into account include the experience gained in the construction of breweries throughout the world.

Grants received in respect of investments in tangible fixed assets are deducted from the amount of the investment.

Projects under construction are included at cost.

Financial fixed assets

Non-consolidated participating interests where the group has a significant influence are stated at the Heineken share of the net asset value, which is determined on the basis of the Heineken accounting policies as far as possible. Other non-consolidated participating interests are stated at cost less any necessary provisions.

Loans to non-consolidated companies and other financial fixed assets are carried at face value, less provisions for credit risks.

Impairment of assets

Regular assessments are made for any indications that intangible and tangible fixed assets might be impaired. If any such indications exist, the net realisable value is determined by taking into account the future cash flows. If the net realisable value of an asset is less than its book value, the difference is deducted from the carrying amount as an impairment loss and charged to the profit and loss account.

Current assets

Stocks purchased from third parties are stated at replacement cost, based on prices from current purchase contracts and latest prices as at balance sheet date.

Finished products and work in progress are stated at manufactured cost based on replacement cost and taking into account the production stage reached.

Stocks of spare parts are depreciated on a straight-line basis taking account of obsolescence.

If the recoverable amount or net realisable value of stocks is less than their replacement cost, provisions are formed in respect of the difference.

Advance payments on stocks are included at face value.

Receivables are carried at face value less a provision for credit risks and less the amount of deposits on returnable packaging.

Securities are carried at the lower of historical cost and quoted price, or estimated market value in the case of unlisted securities.

Cash is included at face value.

Revaluations

Differences in carrying amounts due to revaluations are credited or debited to group equity, less an amount in respect of deferred tax liabilities where applicable.

Provisions

The provision for deferred tax liabilities is formed in respect of timing differences between valuation for tax purposes and valuation according to the accounting policies for reporting purposes.

A taxation provision is also formed for the withholding tax to be

deducted from undistributed profits of foreign group companies. The liabilities are calculated at the standard tax rates on balance sheet date and are stated at face value. Deferred tax assets are netted off against deferred tax liabilities of the same kind over matching periods. A net deferred tax asset is not recognised unless future realisation is reasonably certain.
The provisions for pension liabilities and similar schemes are calculated at net present value according to actuarial principles based on current pay levels.
Full provision is made for pension liabilities in respect of accrued benefit rights.
Prior-service liabilities resulting from improvements in remuneration packages and pension plans are added to the provision for pension liabilities and charged directly to the result.
Provisions connected with reorganisation plans are calculated at the net present value of the benefit commitments in connection with early retirement, relocation and redundancy schemes. Where applicable, the expected degree of employee participation in the schemes concerned is taken into account.

Long-term borrowings
Long-term interest-bearing loans are included at face value taking into account any discounts or premiums and associated transaction costs. Discounts and premiums plus costs are charged to the profit and loss account as interest expenses over the period of the loan. Other long-term borrowings are stated at face value.

Current liabilities
Current liabilities are stated at face value.

Determination of results
Income and expenses are accounted for in the profit and loss account at the time of supply of the relevant goods or services.
Net turnover means the proceeds from sales of products and services supplied to third parties, net of sales taxes, direct customer discounts and excise duties.
Raw materials and consumables are stated at replacement cost in the profit and loss account.
Depreciation charges based on replacement cost are calculated on a straight-line basis according to the estimated useful lives of the assets concerned.
The results of non-consolidated participating interests consist of dividends received during the year from companies carried at cost and Heineken's share of the net profits of companies carried at net asset value. The share of the results of companies carried at net asset value is calculated as far as possible in accordance with group accounting policies for the determination of results, taking account of taxation and minority interests.
Interest expenses are allocated to the periods to which they relate. Results arising from operations involving interest rate hedging instruments are also accounted for as interest. Such instruments are used to hedge the risk of a reduction in interest income on surplus funds temporarily invested in bank deposits due to falling interest rates and higher interest charges on interest-bearing liabilities due to interest rate rises. Interest rate hedging instruments are not used without a corresponding underlying position.
Taxation on profits is calculated on the profit shown in the financial statements by applying the standard tax rates, taking into account tax payable by the group on profit distributions by participating interests and applicable tax facilities. Differences between the amount thus calculated and the tax actually payable for the year are accounted for in the provision for deferred tax liabilities.

Intangible fixed assets

Commencing in 2003, goodwill is capitalised and amortised over a maximum period of 20 years. The investment in goodwill in 2003 relates to the acquisitions of Karlsberg in Germany, Dinal in Kazakhstan, CCU in Chile, Karlovacka in Croatia and the BBAG group in Austria and to the expansion of existing interests and acquisitions of beverage wholesalers. Software and other investments in major ICT projects and in technical innovations satisfying the applicable criteria are capitalised and amortised in three years.

Intangible fixed assets	Total	Software and other	Goodwill
Position as at 1 January 2003	39	39	–
Changes in the consolidation	12	12	–
Investments less disposals	1,150	26	1,124
Exchange differences	– 1	– 1	–
Amortisation	– 49	– 18	– 31
Position as at 31 December 2003	1,151	58	1,093
This book value is made up as follows:			
Historical cost	1,215	91	1,124
Accumulated amortisation	– 64	– 33	– 31
	1,151	58	1,093

Tangible fixed assets	Total	Land and buildings	Plant and equipment	Other fixed assets	Projects under construction
Position as at 1 January 2003	4,094	1,250	1,817	815	212
Changes in the consolidation	1,074	553	314	191	16
Investments less disposals	611	71	192	212	136
Completed projects	–	27	86	40	– 153
Exchange differences	– 263	– 64	– 134	– 45	– 20
Revaluations	39	7	23	9	–
Depreciation and value adjustments	– 560	– 72	– 248	– 240	–
Position as at 31 December 2003	4,995	1,772	2,050	982	191
This book value is made up as follows:					
Replacement cost	11,678	3,406	5,470	2,611	191
Accumulated depreciation	– 6,683	– 1,634	– 3,420	– 1,629	–
	4,995	1,772	2,050	982	191
The aggregate amount of revaluations included in the book value as at 31 December 2003 is:	575	236	306	33	–

Other fixed assets includes vehicles, office equipment and returnable packaging.
Projects under construction also includes advance payments on tangible fixed assets on order.

Financial fixed assets	Total	Non-consolidated participating interests *Shares*	*Loans*	Other financial fixed assets
Position as at 1 January 2003	835	410	2	423
Changes in the consolidation	124	20	2	102
Additions/loans granted	363	27	1	335
Disposals/loan repayments	– 259	– 93	– 1	– 165
Revaluations	– 16	– 10	–	– 6
Share in net profit/sale proceeds	84	84	–	–
Dividends received	– 9	– 9	–	–
Position as at 31 December 2003	1,122	429	4	689

Other financial fixed assets includes €339 million (2002: €295 million) in respect of loans to customers and €18 million (2002: €22 million) in respect of deferred tax assets. In 2003, a subordinated loan of €160 million was granted to Stichting Heineken Pensioenfonds.

		2003		2002
Stocks				
Raw materials	**140**		112	
Work in progress	**71**		58	
Finished products	**215**		184	
Goods for resale	**147**		125	
Non-returnable packaging	**68**		72	
Other stocks	**175**		159	
Advance payments on stocks	**18**		55	
		834		765
Receivables				
Amounts falling due within one year:				
Trade debtors	**1,306**		1,111	
Packaging deposits	**– 316**		– 266	
		990		845
Non-consolidated participating interests		**21**		44
Other amounts receivable		**215**		221
Prepayments and accrued income		**154**		160
		1,380		1,270

		2003		2002
Securities				
Listed securities	**63**		83	
Unlisted securities	**13**		15	
		76		98
Cash				
Cash in hand and at bank	**494**		324	
Short-term cash deposits	**846**		356	
		1,340		680

Total cash not freely disposable amounts to €194 million (2002: €121 million), mainly relating to letters of credit.

		2003		2002
Shareholders' equity				
Position as at 1 January	**1,319**		1,426*	
Exchange differences	**– 76**		– 54	
Revaluation	**20**		16	
Goodwill	**–**		– 389	
Net profit for the year	**399**		398	
Dividend	**– 78**		– 78	
Position as at 31 December		**1,584**		1,319

Dividend relates to the final dividend for 2002 of €47 million and the interim dividend for 2003 of €31 million. For an analysis of shareholders' equity, reference is made to the balance sheet of Heineken Holding N.V. as at 31 December 2003.

		2003		2002
Minority interests in Heineken N.V.				
Position as at 1 January	**1,318**		1,426*	
Exchange differences	**– 76**		– 54	
Revaluation	**20**		16	
Goodwill	**–**		– 389	
Net profit for the year	**399**		397	
Dividend	**– 78**		– 78	
Position as at 31 December		**1,583**		1,318

* Figures restated for comparison purposes.

		2003		2002
Minority interests in other group companies				
Position as at 1 January	**393**		381	
Changes in the consolidation	**400**		25	
Exchange differences	**– 65**		– 55	
Revaluations	**19**		12	
Minority interests in group profit	**66**		62	
Dividends payable to minority shareholders	**– 83**		– 31	
Share issue	**2**		– 1	
Position as at 31 December		**732**		393

Provisions	Deferred tax liabilities	Pension liabilities	Other provisions	Total
The movements were:				
Position as at 1 January 2003	381	352	248	981
Changes in the consolidation	111	183	72	366
Revaluations/exchange differences	– 50	– 5	– 3	– 58
Added/released	– 13	80	91	158
Utilised	–	– 33	– 30	– 63
Other movements	– 14	– 51	48	– 17
Position as at 31 December 2003	415	526	426	1,367

The provision for pension liabilities relates to pensions and annuities which have not been insured with third parties. The average rate of interest used in calculating the net present value of the provision for pension liabilities, based on current applicable interest rates in the countries concerned, is 4% (2002: 4%).
The other provisions comprise reorganisation provisions, provisions formed for receivables from participating interests, for contracts of suretyship provided and for current lawsuits. Additions due to planned and announced restructuring programmes are charged to the profit and loss account, with the exception of restructuring programmes relating to recently acquired companies, which are taken into account in the calculation of goodwill. €1,258 million of the provisions (2002: €939 million) has a term in excess of one year.

	2003		2002	
Long-term borrowings	Total	More than 5 years	Total	More than 5 years
Amounts falling due after more than one year relate to:				
Bond loan from credit institutions, in €, average effective interest rate 4.375%	**497**	**497**	–	–
Bond loan from credit institutions, in €, average effective interest rate 5%	**596**	**596**	–	–
Loans from credit institutions, in €, average effective interest rate 5.3% (2002: 5.2%)	**387**	**160**	337	110
Loans from credit institutions, in PLN, average interest rate 5.97% (2002: 3.62%)	**26**	**–**	1	–
Loans from credit institutions, in €, average interest rate 4% (2002: 4%)	**158**	**–**	162	–
Loans from credit institutions, in €, average interest rate 4.1% (2002: 4.3%)	**506**	**–**	427	–
Loans from credit institutions, in CLP, average interest rate 3.66%	**75**	**17**	–	–
Loans from credit institutions, in €, average interest rate 2.56%	**20**	**–**	–	–
Loans from credit institutions, in €, average interest rate 5.01%	**202**	**–**	–	–
Private loan, in EGP, interest rate 12% (2002: 12%)	**19**	**–**	37	37
Private loan, in €, interest rate 5.8%	**68**	**–**	68	–
Other private loans, in €, average interest rate 4.86% (2002: 5.2%)	**114**	**16**	118	20
Other loans, interest-free	**53**	**18**	65	26
	2,721	**1,304**	1,215	193

Financing activities

Among other loans issued in 2003 were two bond loans totalling €1,100 million. The bond loans were issued on 4 November 2003, one for €500 million with a coupon interest rate of 4.375%, maturing in February 2010, and one for €600 million with a coupon interest rate of 5%, maturing in November 2013.

The interest-bearing loans are carried at face value plus any premiums and less associated costs. The other liabilities are carried at face value.

A credit facility for €1,200 million was also contracted with a syndicate of banks at an interest rate of 0.225% over Euribor, maturing in December 2008. As at 31 December 2003, this credit facility had not been drawn on.

A number of other loans was also contracted, mainly at variable interest rates.

Security in the form of mortgages totalling €108 million (2002: €116 million) has been provided in respect of the other private loans.

		2003		2002
Net interest-bearing debt position				
Long-term borrowings	**2,669**		1,150	
Current portion of long-term borrowings	**153**		185	
Bank overdrafts	**679**		573	
Short-term deposits	**260**		261	
		3,761		2,169
Loans to non-consolidated partipating interests	**4**		1	
Securities	**76**		98	
Cash	**1,340**		680	
		1,420		779
Net interest-bearing debt position		**2,341**		1,390

	2003		2002	
Current liabilities				
Amounts falling due within one year relate to:				
Repayment commitments on long-term borrowings	**174**		205	
Bank overdrafts	**679**		573	
Suppliers	**745**		629	
Taxation and social security contributions	**392**		322	
Dividend	**16**		11*	
Short-term deposits	**260**		261	
Amounts owed to non-consolidated participating interests	**4**		1	
Other creditors	**224**		250	
Accruals and deferred income	**417**		303	
		2,911		2,555*

Tangible fixed assets totalling €135 million (2002: €140 million) have been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties.

* Figures restated for comparison purposes.

	2003	2002
Off-balance-sheet commitments		
Tenancy and operating leases	**98**	48
Capital expenditure commitments, unless already included in tangible fixed assets	**60**	53
Long-term raw material purchase contracts	**155**	176
Declarations of joint and several liability	**519**	398
Other off-balance-sheet commitments	**56**	29
Commitment to acquire the remaining 'GeBAG' shares	**112**	–
Loan to Stichting Heineken Pensioenfonds	**–**	150

The commitment to acquire the remaining Getränke-Beteiligungs-Aktiengesellschaft ('GeBAG') shares is pursuant to the agreement of 6 June 2003 between Heineken and (the trustee of) shareholders of GeBAG.

Financial instruments

Financial instruments, accounted for as assets and liabilities in the balance sheet, are used in the normal course of business and use is also made of financial derivatives.

The financial instruments included in the balance sheet are made up almost entirely of financial fixed assets, trade debtors, other amounts receivable, cash, long-term borrowings and current liabilities. Heineken is exposed to interest rate, exchange rate and credit risks on these financial instruments. To limit the risks, use is made of interest rate derivatives, such as interest rate swaps, forward rate agreements, caps and floors, to minimise the effects of interest rate fluctuations on results. In addition, forward exchange contracts are used to limit the effects of exchange rate movements on results.

Hedging policy

Exchange rate and interest rate hedging operations are governed by a precisely defined policy and strict rules. Because of the historically low interest rates in 2003, Heineken opted to fix the interest rates on a large proportion of the contracted loans. Heineken is also exposed to translation and transaction risks. Translation risks are limited to a certain extent by financing in local currencies.

Transaction risks arise mainly on cash flows in foreign currencies generated by export activities. The most important foreign currency cash flow is in US dollars. After deduction of dollar-denominated costs, a net cash flow in US dollars remains. This cash flow is hedged well in advance by means of a combination of forward contracts and options. This policy reduces the volatility of export results due to short-term fluctuations in the value of the US dollar against the euro. Transactions are entered into with a limited number of counterparties with excellent credit ratings. The activities are closely monitored, independently of implementation.

	2003	2002
Financial instruments		
Contract value as at 31 December		
Currency hedging instruments in US dollars	**649**	904
Currency hedging instruments in other currencies	**101**	114
Interest-hedging instruments	**1,414**	1,029

Exchange risks

The foreign exchange hedging operations in 2003 produced an average exchange rate of 0.96 US dollars to the euro on a total of 795 million US dollars.

The expected net cash flow in 2004 amounts to approximately 800 million US dollars. As at 31 December 2003, 544 million US dollars of the expected 2004 cash flow had been hedged at an average exchange rate of 1.09 US dollars to the euro. The expected cash flow for 2005 has not yet been hedged as at 31 December 2003.

Interest rate risks

Heineken attempts to hedge results and cash flows against interest rate fluctuations as far as possible by financing either at fixed rates or at variable rates combined with the use of interest rate instruments, namely interest rate swaps, forward rate agreements, caps and floors.

Market value

The market value of interest rate and exchange rate instruments is the amount for which the financial instruments concerned can be bought or sold in a free market. The market value of the financial instruments amounts to €117 million (2002: €83 million). The maturity of the exchange rate hedging instruments is less than one year.

Interest rate hedging instruments maturing after one year amount to €1,335 million.

The market value of long-term loans may differ from the amount at which they are carried in the balance sheet.

		2003		2002
Raw materials, consumables and services				
Raw materials	**625**		525	
Packaging	**1,072**		949	
Goods for resale	**1,137**		1,080	
Marketing and selling expenses	**1,131**		1,056*	
Transport costs	**454**		402	
Energy and water	**163**		147	
Repair and maintenance	**205**		185	
Other expenses	**770**		685	
		5,557		5,029

The movement in work in progress and finished products (increase of €26 million, excluding revaluations and changes in the consolidation) is included in the appropriate component of production costs, i.e. raw materials, packaging materials, excise duties and, with regard to the fixed cost element of stocks, other expenses.

		2003		2002
Staff costs				
Salaries and wages	**1,200**		1,069	
Pension costs	**118**		111	
Other social security costs	**259**		275	
Other staff costs	**260**		193	
		1,837		1,648
Staff costs capitalised in connection with production of tangible fixed assets for use by the group		**–5**		–6
		1,832		1,642

Other staff costs includes amounts added to other provisions in respect of reorganisations.

* *Figures restated for comparison purposes.*

	2003		2002	
Number of employees				
The average number of employees was:				
Fully consolidated participating interests:				
Netherlands	**5,256**		5,527	
Central/Eastern Europe	**14,829**		8,507*	
Rest of Europe	**14,820**		13,933*	
The Americas	**1,534**		1,451	
Africa/Middle East	**11,378**		10,462	
Asia/Pacific	**1,316**		1,377	
		49,133		41,257
Proportionally consolidated participating interests:				
Central/Eastern Europe	**962**		944*	
Rest of Europe	**3,204**		1,933*	
The Americas	**3,901**		–	
Africa/Middle East	**563**		631	
Asia/Pacific	**3,508**		3,472	
		12,138		6,980
Total		**61,271**		48,237
Amortisation/depreciation and value adjustments				
Depreciation of tangible fixed assets	**553**		476	
Other value adjustments to tangible fixed assets	**7**		5	
Amortisation of capitalised goodwill	**31**		–	
Amortisation of other intangible fixed assets	**18**		10	
		609		491
Value adjustments to other assets		**35**		38
		644		529

Other value adjustments to tangible fixed assets includes the balance of reductions in the book values of production assets to their net realisable value. The value adjustments to other assets relate mainly to provisions for stocks of finished products and spares held by various operating companies.

* Figures restated for comparison purposes.

		2003		2002
Results of non-consolidated participating interests				
Share in net result of participating interests carried at net asset value	**13**		15	
Dividends received from participating interests carried at cost	**17**		33	
Book profit on sale of 15% interest in Quilmes	**71**		–	
		101		48
Interest				
Interest paid	**– 180**		– 146	
Interest received	**40**		37	
		– 140		– 109

Taxation

The taxation amounts to 29.5% (2002: 31%) of the profit before tax, excluding the results of non-consolidated participating interests.

		2003		2002
Taxation		**– 319**		– 364
The main components of the taxation charge are:				
Profit before taxation excluding the results of non-consolidated participating interests		**1,082**		1,173
Taxation charge at the tax rate prevailing in the Netherlands	**34.5%**	**373**	34.5%	405
Effect of tax rates outside the Netherlands	**– 3.8%**	**– 41**	– 0.9%	– 11
Non-allowable expenses	**3.3%**	**36**	1.7%	20
Utilisation of tax losses carried forward	**– 1.6%**	**– 17**	– 1.2%	– 14
Tax losses not recognised	**0.9%**	**10**	– 0.1%	– 1
Overprovided in prior years	**– 1.6%**	**– 18**	– 0.8%	– 9
Tax incentives and other differences	**– 2.2%**	**– 24**	– 2.2%	– 26
Effective tax burden	**29.5%**	**319**	31.0%	364

		2003
Tax losses		
As at 31 December 2003, the group had tax losses totalling €108 million, expiring as follows:		
2004	**12**	
2005	**7**	
2006	**10**	
2007	**10**	
2008	**20**	
Later than 2008 but not indefinite	**49**	
Total		**108**

An amount of €18 million relating to these tax losses has been recognised as a deferred tax asset and included in financial fixed assets. Due to the uncertainty regarding the ability to realise the remaining tax losses, they have not been recognised.

Segmented Information

Information by geographical area
As almost the entire net turnover of the group is accounted for by just one product group, namely beer, the financial information is segmented by geographical area only. The remaining activities are not reported on a segmented basis. Partly as a consequence of the acquisition of the Brau Union group in Austria, we have decided to revise the basis of segmentation. The following five regions are distinguished: Western Europe, Central/Eastern Europe, the Americas, Africa/Middle East and Asia/Pacific. Revenues and results are allocated to the region where the product

Results by region	Western Europe		Central/Eastern Europe		The Americas[1]	
	2003	2002*	**2003**	2002*	**2003**	2002*
Net turnover						
Third-party sales proceeds	**5,140**	4,833	**1,129**	891	**1,496**	1,355
Interregional sales proceeds	**1,264**	1,282	**1**	–	**1**	–
Total sales proceeds	**6,404**	6,115	**1,130**	891	**1,497**	1,355
Proceeds from services	**156**	117	**15**	7	**4**	5
Net turnover by region	**6,560**	6,232	**1,145**	898	**1,501**	1,360
Operating profit before amortisation of goodwill	**593**	553	**93**	78	**369**	416
Amortisation of goodwill	**– 9**	–	**– 10**	–	**– 11**	–
Operating profit by region	**584**	553	**83**	78	**358**	416
Results of non-consolidated participating interests	**3**	12	**1**	–	**87**	23
Interest						
Taxation						
Minority interests in the results of group companies of Heineken N.V.						
Net profit on ordinary activities of Heineken N.V.						
Minority interests in the profit of Heineken N.V.						
Net profit						
Beer volumes						
Consolidated volume	**40,245**	37,844	**19,680**	14,887	**10,128**	7,885
Minority interests	**4,012**	2,244	**931**	784	**1,964**	–
Licences	**470**	2,154	**–**	–	**419**	495
Interregional volume	**8,918**	8,871	**7**	–	**13**	–
Group volume	**53,645**	51,113	**20,618**	15,671	**12,524**	8,380

* The 2002 figures have been restated for comparison purposes.

[1] Including Caribbean.

is sold to the consumer. Export revenues and results are also allocated to the regions. Most of the export production facilities are located in Western Europe. Sales to the other regions are charged at transfer prices which include a surcharge for cost of capital.

Africa/Middle East		Asia/Pacific		Eliminations		Consolidated	
2003	2002*	**2003**	2002*	**2003**	2002*	**2003**	2002*
822	752	**462**	484	**–**	–	**9,049**	8,315
1	–	**–**	–	**– 1,267**	– 1,282	**–**	–
823	752	**462**	484	**– 1,267**	– 1,282	**9,049**	8,315
53	67	**5**	5	**– 27**	– 34	**206**	167
876	819	**467**	489	**– 1,294**	– 1,316	**9,255**	8,482
150	188	**48**	47	**–**	–	**1,253**	1,282
– 1	–	**–**	–	**–**	–	**– 31**	–
149	188	**48**	47	**–**	–	**1,222**	1,282
4	6	**6**	7	**–**	–	**101**	48
						– 140	– 109
						– 319	– 364
						– 66	– 62
						798	795
						– 399	– 397
						399	398
10,433	8,593	**4,751**	4,629			**85,237**	73,838
330	331	**2,733**	2,501			**9,970**	5,860
1,943	1,634	**929**	867			**3,761**	5,150
22	–	**–**	–	**– 8,960**	– 8,871	**–**	–
12,728	10,558	**8,413**	7,997	**– 8,960**	– 8,871	**98,968**	84,848

Assets as per balance sheet	Western Europe		Central/Eastern Europe		The Americas[1]		Africa/Middle East		Asia/Pacific		Consolidated	
	2003	2002*	**2003**	2002*	**2003**	2002*	**2003**	2002*	**2003**	2002*	**2003**	2002*
Operating assets	**5,565**	4,272	**2,109**	925	**628**	350	**928**	1,029	**392**	420	**9,622**	6,996
Non-consolidated participating interests	**32**	22	**36**	11	**283**	317	**61**	42	**17**	18	**429**	410
Total assets by region	**5,597**	4,294	**2,145**	936	**911**	667	**989**	1,071	**409**	438	**10,051**	7,406
Invested cash											**847**	375
Total assets as per balance sheet											**10,898**	7,781
Total provisions and liabilities by region	**4,229**	3,118	**1,306**	380	**616**	340	**669**	731	**179**	182	**6,999**	4,751
Total liabilities as per balance sheet											**6,999**	4,751
Group equity											**3,899**	3,030
Investments in intangible fixed assets	**12**	28	**4**	6	**9**	1	**1**	–	**–**	–	**26**	35
Investments in tangible fixed assets	**324**	360	**99**	100	**23**	10	**139**	208	**26**	18	**611**	696
Amortisation of and value adjustments to goodwill	**9**	–	**10**	–	**11**	–	**1**	–	**–**	–	**31**	–
Amortisation of and value adjustments to other intangible fixed assets	**12**	8	**4**	2	**2**	–	**–**	–	**–**	–	**18**	10
Depreciation of and value adjustments to tangible fixed assets	**358**	333	**113**	86	**31**	10	**43**	33	**15**	19	**560**	481

* The 2002 figures have been restated for comparison purposes.

[1] Including Caribbean.

Notes to the Consolidated Cash Flow Statement

The consolidated cash flow statement has been drawn up using the indirect method. The various consolidated balance sheet and profit and loss account items have been adjusted for changes which have no effect on the receipts and payments during the year.
Working capital comprises stocks, receivables and current liabilities (excluding bank overdrafts and repayment commitments on long-term borrowings).
The cash flow from investing activities relates to the net amount of investments and disposals.
The net cash position consists of cash in hand and at bank, securities and bank overdrafts.

	Provisions	Long-term borrowings	Repayment commitments
Position as at 1 January 2003	981	1,215	205
Revaluation/exchange differences	– 58	– 20	– 11
Changes in the consolidation	366	235	32
Other non-cash-flow movements	– 17	– 210	219
Cash flow movements	95	1,501	– 271
Position as at 31 December 2003	1,367	2,721	174

Working capital	
Position as at 1 January 2003	400
Revaluation/exchange differences	– 36
Changes in the consolidation	88
Other non-cash-flow movements	– 57
Cash flow movements	– 92
Position as at 31 December 2003	303

Participating Interests

of significance for the true and fair view
required by law

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Netherlands Civil Code has been issued with respect to the legal entities established in the Netherlands, marked with a • below.

Fully consolidated participating interests		Participating interest in %
Heineken N.V.	Amsterdam	50.005
• Heineken Nederlands Beheer B.V.	Amsterdam	100.0
• Heineken Brouwerijen B.V.	Amsterdam	100.0
• Heineken Nederland B.V.	Amsterdam	100.0
• Heineken International B.V.	Amsterdam	100.0
• Heineken Technical Services B.V.	Amsterdam	100.0
• Amstel Brouwerij B.V.	Amsterdam	100.0
• Amstel Internationaal B.V.	Amsterdam	100.0
• Vrumona B.V.	Bunnik	100.0
• Invebra Holland B.V.	Amsterdam	100.0
• B.V. Beleggingsmaatschappij Limba	Amsterdam	100.0
• Brand Bierbrouwerij B.V.	Wijlre	100.0
• Beheer- en Exploitatiemaatschappij Brand B.V.	Wijlre	100.0
Heineken France	Paris (France)	100.0
Heineken España S.A.	Seville (Spain)	98.1
Heineken Italia S.p.A.	Pollein (Italy)	100.0
Athenian Brewery S.A.	Athens (Greece)	98.8
Brau Union AG [1]	Linz (Austria)	60.3
Brewery Żywiec S.A.	Żywiec (Poland)	61.8
Heineken Ireland Ltd.[2]	Cork (Ireland)	100.0
Amstel Brewery Hungary Inc.	Komárom (Hungary)	100.0
Heineken Slovensko A.S.	Nitra (Slovakia)	100.0
Heineken Switzerland A.G.	Chur (Switzerland)	100.0
Mouterij Albert N.V.	Ruisbroek (Belgium)	100.0
Ibecor S.A.	Brussels (Belgium)	100.0
Affligem Brouwerij BDS N.V.	Opwijk (Belgium)	100.0
LLC Heineken Brewery	St. Petersburg (Russia)	100.0
Dinal LLP	Almaty (Kazakhstan)	51.0
Heineken USA Inc.	White Plains (United States)	100.0
Antilliaanse Brouwerij N.V.	Willemstad (Netherlands Antilles)	56.3
Karlovacka Pivovara d.d.[1]	Karlovac (Croatia)	94.4
Commonwealth Brewery Ltd.	Nassau (Bahamas)	53.2
Windward & Leeward Brewery Ltd.	Vieux Fort (St. Lucia)	72.7
Cervecerias Baru-Panama S.A.	Panama City (Panama)	74.5
Nigerian Breweries Plc.	Lagos (Nigeria)	54.2
Al Ahram Beverages Company	Cairo (Egypt)	99.9
Brasserie Almaza S.A.L.	Beirut (Lebanon)	67.0
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	Kinshasa (D.R. Congo)	94.3
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Kigali (Rwanda)	70.0
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Bujumbura (Burundi)	59.3
Brasseries de Bourbon S.A.	St. Denis (Réunion)	85.6
Ghana Breweries Ltd.	Kumasi (Ghana)	75.6
Brasseries du Logone S.A.	Moundou (Chad)	100.0
P.T. Multi Bintang Indonesia Tbk.	Jakarta (Indonesia)	84.5

Proportionally consolidated participating interests

The companies listed below are proportionally consolidated because control of these companies is exercised jointly and directly by virtue of an agreement with the other shareholders.

		Participating interest in %
BrauHolding International AG	Munich (Germany)	49.9
Zagorka Brewery A.D.	Stara Zagora (Bulgaria)	48.6
Pivara Skopje A.D.	Skopje (Macedonia)	27.6
Brasseries du Congo S.A.	Brazzaville (Congo)	50.0
Asia Pacific Breweries (Singapore) Pte. Ltd.	Singapore	42.2
Shanghai Asia Pacific Brewery Co. Ltd.	Shanghai (China)	40.9
Hainan Asia Pacific Brewery Ltd.	Haikou (China)	42.2
South Pacific Brewery Ltd.	Port Moresby (Papua New Guinea)	31.9
Vietnam Brewery Ltd.	Ho Chi Minh City (Vietnam)	25.3
Cambodia Brewery Ltd.	Phnom Penh (Cambodia)	33.7
DB Breweries Ltd.	Auckland (New Zealand)	32.5
Compania Cervecerias Unidas S.A.[1]	Santiago (Chile)	30.8

Non-consolidated participating interests carried at net asset value

Cervecerias Costa Rica S.A.	San José (Costa Rica)	25.0
Guinness Anchor Berhad	Petaling Jaya (Malaysia)	10.7
Thai Asia Pacific Brewery Co. Ltd.	Bangkok (Thailand)	14.8

Other non-consolidated participating interests carried at cost

Namibia Breweries Ltd.[1]	Windhoek (Namibia)	14.5
Cervecerias Kaiser Brasil S.A.	São Paulo (Brazil)	20.0

Amsterdam, 24 February 2004
Management Board

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

[1] Acquired in 2003.
[2] In accordance with the provisions of Section 17 of the Republic of Ireland Companies (Amendment) Act 1986, Heineken N.V. has given irrevocable guarantees for the financial year from 1 January 2003 to 31 December 2003 in respect of the liabilities, as referred to in Section 5(c) of that Act, of the subsidiary companies Heineken Ireland Limited and Heineken Ireland Sales Limited.

Rights of holders of priority shares

The priority shares in issue with a nominal value of €500, which comprise 250 shares of €2 nominal value, are held by:

Stichting Administratiekantoor Priores	125 shares
The members of the board of this foundation are	
C.L. de Carvalho-Heineken, chairman	
M. Das	
R.H. Meppelink	
H.A. Oosters	
Stichting Beheer Prioriteitsaandelen Heineken Holding N.V.	125 shares
The members of the board of this foundation are	
J.C. Posch, chairman	
W. de Ruiter	

The company and the board members of the above foundations hereby declare that, in their jointly considered opinion, the provisions of Annex X of the Listing and Issuing Rules of Euronext Amsterdam have been complied with.

For the rights conferred by the priority shares, reference is made to Articles 4 (para. 8), 7 (para. 2), 8 (para. 5), 9 (para. 1), 12 (para. 1), 15 (para. 1) and 16 (para. 3) of the company's Articles of Association.

Provisions of the Articles of Association concerning appropriation of profit

The relevant provisions of the Articles of Association concerning appropriation of profit read as follows:

Article 12, para. 1: Out of the profit as shown by the profit and loss account adopted by the general meeting of shareholders, after any compulsory additions to the reserves to be held by law have been deducted from this profit, the holders of A-shares and then the holders of B-shares shall first receive the same dividend as is paid out by Heineken N.V. for the year concerned, having due regard to the provisions of para. 5.

From what remains after the distribution to holders of A- and B-shares, the holders of priority shares shall receive a four per cent dividend, and the remainder shall be at the disposal of the meeting of holders of B-shares, which may appropriate the profit due to holders of B-shares for distribution to holders of B-shares or to form a dividend reserve, provided such distribution is made in cash. This dividend reserve shall be at the disposal of the meeting of holders of B-shares.

Article 12, para. 5: Profit distributions may only be made if the shareholders' equity of the company exceeds the amount of the paid-up and called capital plus the reserves to be maintained by law.

Remuneration of the Management Board

Pursuant to the company's Articles of Association, Article 7, para. 4, the meeting of holders of priority shares may pass resolutions fixing the remuneration of the members of the Management Board.

Shares held by the Management Board

As at 31 December 2003, the Management Board represented 115,289,639 shares of the company.

Proposed appropriation of profit *in thousands of euros*

Profit for 2003 as shown by the profit and loss account	399,040
Addition to the statutory reserve	320,636
Leaving for dividend distribution	78,404
From this amount, an interim dividend was made payable on 22 September 2003 amounting to	31,362
On the assumption that the dividend proposal for 2003 is approved by the general meeting of shareholders of Heineken N.V., a final dividend of €0.24 per share will be at the disposal of holders of A- and B-shares	47,042*
Total	78,404

* This amount also includes the dividend of 4% payable to holders of priority shares.

Auditors' Report

Introduction

We have audited the financial statements of Heineken Holding N.V., Amsterdam, for the year 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2, of the Netherlands Civil Code.

Rotterdam, 24 February 2004
Ernst & Young Accountants

A Heineken Holding N.V. publication

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands

telephone +31 20 622 11 52
fax +31 20 625 22 13

Translation
Mac Bay Consultants

Graphic Design
and Electronic Publishing
Design Studio Hans Kentie BNO

Colour separations
NerocVGM

Printing
Boom Planeta

Binding
Binderij Hexspoor

RECEIVED
2004 MAY 13 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law.

In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

The Articles of Association of Heineken Holding NV as they read per 4 May 2004. The amendment of the Articles of Association, as executed on 3 May 2004 before D.F.M.M. Zaman, civil-law notary in Rotterdam, is incorporated in this translation.

Name and Statutory Seat
Article 1.
The name of the company is: Heineken Holding N.V. It is established in Amsterdam, but it may also establish branch offices elsewhere, both in the Netherlands and abroad.
Corporate object
Article 2.
1. The corporate object of the company is:
   The participation in enterprises, in particular in Heineken N.V., established in Amsterdam, and the carrying out of the management and administration or supervision of and the administration of shares in such enterprises, the rendering of services, the acquisition, holding and administration of other assets which constitute a source of income and, in general, the performance of all acts relating to the foregoing or conducive thereto, everything in the widest sense of the word.
2. The nominal value of the holdings of Heineken N.V. shares must always at least be equal to the total nominal value of the issued A- and B-shares of the company.

Duration
Article 3.
The company has been formed for an indefinite period of time.
Capital
Article 4.
1. The authorized capital of the Company amounts to one billion five hundred million five hundred euros (EUR 1,500,000,500.--), divided into two hundred and fifty (250) priority shares of two euros (EUR 2.--) each, nine hundred thirty four million

two hundred eighteen thousand seven hundred fifty (934,218,750) shares A of one euro and sixty eurocent (EUR 1.60) each and three million two hundred eighty one thousand two hundred fifty (3,281,250) Shares B of one euro and sixty eurocent (EUR 1.60) each.

2. Any issue of shares shall be made pursuant to a resolution of the general meeting of shareholders, which, in order to be valid and binding, shall require a prior or simultaneous resolution of approval of the holders of shares of the class to which the resolution to issue relates.
Such a resolution of approval shall not be required if and insofar as the company is required under Article 12 of its Articles to distribute a stock dividend or bonus shares or to grant subscription rights to shareholders.
An issue of shares may not take place below par save for the provisions in section 80, subsection 2 of Book 2 of the Dutch Civil Code.

3. A holder of A- or B-shares shall have a pre-emption right at any issue of A-shares pro rata to the total amount of his shares save for the provisions in section 96a of Book 2 of the Dutch Civil Code.
The pre-emption right may be restricted or excluded by a resolution of the general meeting of shareholders.
If a proposal to restrict or exclude the pre-emption right is made to the general meeting of shareholders the reasons for the proposal and the selection of the intended price of issue must be explained in the proposal.

4. The company may not subscribe for its own shares.
An acquisition by the company of not fully paid shares in its capital or in depository receipts issued therefor shall be null and void.
The company may acquire its own fully paid-up A-shares or depository receipts issued for A- and B-shares only for no value or if:
(a) the shareholders' equity less the acquisition price is not less than the sum of the paid and called up part of the capital and the reserves which must be maintained by law, and (b) the nominal amount of the shares in its capital or the depository receipts issued therefor, which the company acquires, holds or holds as a pledge or which are held by a subsidiary, is not more than one-tenth of the issued capital. For the purpose of paragraph (a) the amount of the shareholders' equity according to the last adopted balance sheet shall be reduced by the acquisition price of the shares in the capital of the company, or the depository receipts issued therefor, and any distributions from profits or reserves made after the balance sheet date to any parties other than the company and its subsidiaries. If since the end of the financial year more than six months have elapsed without the adoption of the annual accounts then an acquisition in accordance with this paragraph shall not be permitted.
An acquisition other than for no value can be effected only if the general meeting of shareholders has so authorized the management board ("raad van beheer").
Such authorisation shall be valid for not more than eighteen months. The general meeting of shareholders must specify in the authorisation the number of shares or depository receipts issued therefor which may be acquired, the manner in which the same may be acquired and the limits within which the price must be set.

5. The company may not grant loans, provide collateral, give a price guarantee, or otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or depository receipts issued therefor.
This prohibition shall also apply to its subsidiaries.
6. For the sale or disposal of the company's shares or depository receipts issued therefor the management board shall require the approval of the general meeting of shareholders.
7. No vote may be cast by the company in respect of shares belonging to it or over which it has a life interest or a pledge.
The beneficiary of a pledge or a life interest over any such share held by the company itself may also not vote in respect of such share if such right has been granted by the company. No vote may be cast for shares in respect of which the company holds the depository receipts issued therefor.
The provisions of Article 4 (7) shall apply, *mutatis mutandis*, to shares or depository receipts issued therefor held by any subsidiaries of the company or over which they have a life interest or a pledge.
No distribution from the profit shall be made to the company on the company's own shares or depository receipts issued therefor, which are held by the company.
In determining what proportion of the capital is represented or whether a majority represents a certain part of the capital, the nominal value of the shares in respect of which no voting rights can be exercised shall be deducted from the capital.
8. The company may only assist in the issue of depository receipts for shares pursuant to a resolution passed both by the general meeting of shareholders and by the holders of priority shares in a meeting.

Shares - Shares A in bearer form

Article 5.

1. Upon the taking up of a share, the full nominal amount thereof must be paid-in, together with, if the share is taken up for a higher price, the difference between such amounts. Upon subscription for a share, the person thus acquiring the right to obtain a share may give notice to the company in writing requesting a share in registered form.
2. Without a notice referred to in paragraph 1 of this Article, the shareholder shall receive a right in respect of a share in bearer form, in the manner set forth below.
3. All issued shares in bearer form shall be represented by one single share certificate.
4. The Company shall have this share certificate be kept in custody by the central institution under the Netherlands Giro Securities Transactions Act, the 'Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.' hereinafter: **"Euroclear Nederland"**, for the benefit of those entitled to the shares represented by this share certificate.
5. The Company shall confer a right to a share in bearer form, to the person entitled thereto, (a) by having Euroclear Nederland enable the Company to register an additional share on the share certificate and (b) by having the person entitled thereto designate an institution qualifying as a participant of Euroclear Nederland as defined in the Dutch Giro Securities Transactions Act, hereinafter a "Euroclear

Nederland Participant", which will credit such person accordingly as a holder of co-ownership rights in its collective depot ('verzameldepot') of shares in the Company.

6. Without prejudice to the provisions of Article 13, paragraph 4, of these articles of association, Euroclear Nederland shall irrevocably be entrusted with control over the share certificate and shall irrevocably be authorized to, on behalf of those entitled to the shares represented by the share certificate, do all things necessary with respect thereto, including to accept, to deliver and to cooperate to the registration of increases and decreases on the share certificate.
7. If a person holding co-ownership rights in the collective depot of a Euroclear Nederland Participant requests delivery of one or more shares, up to the number in respect of which such person holds co-ownership rights, (a) Euroclear Nederland shall transfer such shares to such person by deed of transfer, (b) the Company shall acknowledge such share transfer, (c) Euroclear Nederland shall enable the Company to make a note on the share certificate to the effect that it be decreased by the number of shares concerned, (d) the relevant Euroclear Nederland Participant shall accordingly debit such person in its collective depot and (e) the Company shall register such person in its register of shareholders as a holder of registered shares.
8. A holder of a registered share may at all times have such registered share be converted into a bearer share in the following manner: (a) such person shall transfer such share to Euroclear Nederland by deed of transfer, (b) the Company shall acknowledge such share transfer, (c), if in issue, the relevant registered share certificate (as referred to in Article 6 hereafter) shall be delivered to the Company, provided with all un-called dividend coupons and talon, (d) Euroclear Nederland shall enable the Company to make a note on the share certificate to the effect that it be increased by a share, (e) an Euroclear Nederland Participant designated by the person entitled shall accordingly credit such person in its collective depot and (f) the Company shall terminate the registration of such person as the holder of the share concerned in its register of shareholders.
9. In these Article of Association, references to shareholders shall include holders of co-ownership rights in a collective depot (*'verzameldepot'*) as defined in the Dutch Giro Securities Transactions Act.

Registered shares.

Article 6.

1. For registered shares, no share certificates shall be issued, save if and insofar as the management board, upon the request of a holder of registered shares, shall decide otherwise. If the management board, upon the request of a shareholder, has decided to issue share certificates for registered shares, it may also resolve that collective share certificates may be issued, for twenty (20) or two hundred (200) registered shares, or for such multiples of two hundred (200) as the management board shall decide, in such manner and at such terms as the management board shall determine.
   Hereafter in this Article, references to registered share certificates shall mean single and collective share certificates issued for registered shares.
   The registered share certificates shall be signed by two members of the

management board. The management board may decide that, with respect to each of these signatures, signing shall take place by facsimile.
At the request of the shareholder, a collective registered share certificate may be split in the manner and under the conditions to be determined by the management board.
The company shall not charge the shareholder for the conversion of single registered share certificates into a collective registered share certificate or the splitting thereof.
If a registered share certificate is issued, a note shall be made to that effect in the register of shareholders, in accordance with the provisions in paragraph 4 of the Article.

2. Registered share certificates shall be provided with one or more numbers or one or more letters or one or more letters with one or more numbers and/or such other distinguishing marks to be determined by the management board, so they may be distinguished from each other at all times.
3. Registered share certificates are provided with a set of separate dividend coupons and a talon. The dividend coupons and the talon shall bear the same number(s) and/or letter(s) and/or the same other distinguishing marks as the share to which they belong.
4. The management board shall keep a register in which shall be entered the names and addresses of all holders of registered shares, showing the date on which they acquired the shares, the date of acknowledgement by or serving upon the company, the nominal amount paid in on each share, as well as a note indicating whether a registered share certificate is issued for such share.
The register shall also include the names and addresses of those with a life interest or a pledge in registered shares, showing the date on which they acquired the right, the date of acknowledgement by or serving upon the company, as well as a note indicating which rights attached to such shares accrue to them by virtue of subsections 2 and 4 of Sections 88 an 89, Book 2 of the Dutch Civil Code.
Each shareholder, each pledgee of shares and each beneficiary of a life interest in a registered share is required to state his address to the company in writing.
The register shall be regularly updated.
Each entry in the register shall be certified by the signatures of two members of the management board.
If so requested, the management board shall furnish an extract from the register at no charge to shareholders, beneficiaries of a life interest in shares and to pledgees of shares, concerning their rights on a registered share. If a life interest or a pledge has been created in a registered share, the extract shall note to whom the rights meant in subsections 2 and 4 of Sections 88 and 89, Book 2 of the Dutch Civil Code shall accrue. The extract cannot be traded.
The management board shall deposit the register at the office of the company for inspection by the shareholders, as well as the beneficiaries of a life interest in shares and pledgees of shares to whom the rights meant in subsection 4 of the Sections 88 and 89, Book 2 of the Dutch Civil Code accrue. The last sentence does not apply to that part of the register which is held outside the Netherlands in

compliance with the applicable legislation there or as a result of stock exchange regulations.

5. The transfer of registered shares shall be effected by a deed drawn up for that purpose and, unless the company is itself a party to the relevant transaction, written acknowledgement of the transfer by the company. Acknowledgement shall be effected in the deed, or by an officially dated statement of acknowledgement on the deed or on a copy or extract certified by a civil law notary or by the transferor, or in the manner referred to in the last sentence of this paragraph. Each acknowledgement shall be certified by the signatures of two members of the management board. Official service of said deed or said copy or extract on the company shall rank as acknowledgement. If for a registered share a share certificate is issued, it shall also be required for the transfer that the share certificate be delivered to the company. If the registered share certificate is delivered to the company, the company may acknowledge the transfer by making a note of acknowledgement on such share certificate or by replacing the delivered share certificate by a new share certificate registered in the name of the transferee, all of this without prejudice to the provisions of paragraph 1 of this Article.
6. The provisions of paragraph 5 of this Article shall apply analogously to a partition of co-ownership rights in registered shares in the company, to a judicial sale of registered shares, to a creation or transfer of a life interest in registered shares and to a creation of a right of pledge in registered shares, provided that the acknowledgment of a creation or transfer of a life interest or a right of pledge in registered shares for which a share certificate is in issue can only be effected by making a note of acknowledgement on such share certificate. The foregoing provisions of this paragraph shall apply unless the provision of Section 86c, paragraph 4, Book 2 of the Dutch Civil Code is applied.
7. With respect to all acknowledgments mentioned in this Article and with respect to all entries and notes in the register of shareholders mentioned in this Article, the management board may resolve that the signature of one or both members of the management board may be replaced by that of one or more proxies to be designated in such resolution, on the understanding that the entries shall always be certified by two different signatures.

8a The management board shall be authorized to, at the written request and at the cost of the persons entitled, replace damaged registered share certificates and/or dividend coupons and/or talons pertaining thereto by new documents with the same numbers as those documents to be replaced.

b. The management board shall be authorized to, at the written request of the persons entitled, to replace lost, stolen or destroyed registered share certificates and/or dividend coupons and/or talons pertaining thereto by duplicates thereof with the same numbers as the documents to be replaced.
The costs may be charged to the persons entitled.

c. Upon issuing new documents or duplicates, the original documents shall be deemed worthless with respect to the company.

d. Prior to providing duplicates, there may be such convocations and guarantees against later claims as the management board shall in each case deem prudent.

Management and administration

Article 7.

1. The company shall be managed by a management board, consisting of three or more members.
   Legal persons may be a member of the management board.
   One of the members of the management board may be appointed by the general meeting of shareholders as delegate member of the management board, who shall be entrusted, more in particular, with the daily conduct of the management and administration and the implementation of the resolutions of the management board.
2. The appointment of members of the management board shall be made by the general meeting of shareholders from a binding recommendation, stating the names of two persons for each appointment, to be made by the holders of priority shares in general meeting.
3. If no recommendation has been made at a general meeting of shareholders at which an appointment must be made, the meeting shall be free in its choice.
4. The holders of priority shares in general meeting may resolve to grant the members of the management board a remuneration and may determine the amount thereof.
5. A person who has reached the age of sixty-five may not be appointed as a member of the management board.
   A member of the management board who has reached the age of sixty-five shall retire at the first subsequent annual general meeting of shareholders which is held after he has reached the age of sixty-five years.
   The general meeting of shareholders may decide in respect of one or more members of the management board that and to what extent this article 7 (5) shall not apply to them.

Article 8.

1. Save for the restrictions described in these Articles, the management board shall be charged with the management and administration of the company.
2. The management board shall pass its resolutions with an absolute majority of votes of the members in office.
   The company shall be bound vis-à-vis third parties by the delegate member of the management board or two other members of the management board.
3. The management board may appoint holders of a power of attorney for signature ('procuratiehouders') with such powers as shall be evidenced from the appointment and the Commercial Register.
4. The agreement of at least three-fifth of the number of members of the management board (which three-fifths must in any case include the delegate member, if in office) shall be required for:
   a the acquisition, disposal or encumbrance of securities and other participations and immovable property;
   b the taking up of loans other than from the banker of the company and the entering into of credit agreements;
   c the entering into of guarantees.
5. The management board shall require the approval of the holders of priority shares in general meeting for resolutions to exercise the voting right and for determining

in which way this voting right shall be exercised in respect of the shares in companies limited by shares or other legal persons.

If the management board has not obtained approval for its resolution from the holders of priority shares in a meeting within fourteen days after such a resolution has been considered at such meeting, the Board shall convene the general meeting of shareholders, which shall then be held within six weeks from the day on which its resolution was considered by the holders of priority shares at the meeting, at which meeting a decision shall be taken on the approval of the way in which the shares will be voted.

This provision shall have internal effect only so that the lack of any collaboration or approval may not be opposed by or against the company.

Article 9.

1. In case of protracted absence or inability to act of any member of the management board the remaining members of the management board shall be provisionally charged with the entire management and administration.

   In case of protracted absence or inability to act of all of the members of the management board the person to be designated thereto each year by the holders of priority shares in a meeting shall be charged with the management and administration on a temporary basis.
2. In case of death or dismissal of one of the members of the management board a general meeting of shareholders shall be held within six weeks in order to fill the vacancy.

Article 10.

From its midst the management board shall appoint a chairman and it may, from or without its midst, appoint a secretary.

Annual accounts

Article 11.

1. The financial year of the company shall coincide with the calendar year. The company's accounts shall be balanced on the thirty-first of December of each year and the management board shall draw up annual accounts from these accounts.
2. The annual accounts drawn up by the management board shall be signed by all of the members of the management board and shall be submitted to the annual general meeting of shareholders to be held no later than in June, in order to adopt the annual accounts.
3. Save for the mandatory statutory provisions the unaltered adoption of the annual accounts submitted by the general meeting of shareholders shall constitute a discharge for the management and administration of the companies affairs by the management board in the past financial year.

Profit distribution

Article 12.

1. From the profit shown in the profit and loss account adopted by the general meeting of shareholders, after deduction from such profit of any compulsory addition to the reserves required by law, first the holders of A-shares and, thereafter, the holders of B-shares shall receive the same dividend per share as is distributed by Heineken N.V. over the financial year concerned, with due observance of the provisions in Article 12 (5).

If and insofar as the dividend of Heineken N.V. is distributed as a stock dividend, the dividend distribution to holders of A- and B-shares shall also be made in the form of a stock dividend.
From any balance after the distribution to A- and B shareholders the holders of priority shares shall receive a four percent dividend while the balance shall be at the disposal of the meeting of holders of B-shares, which may apply the profit to which the holders of B-shares are entitled for a distribution to B-shareholders or for forming a dividend reserve insofar as the distribution takes place in cash.
Such a dividend reserve shall be invested in such manner as shall be determined by the management board.
The revenues and charges of such investments shall be credited or debited to such reserve.
Such a dividend reserve shall be at the disposal of the meeting of holders of B-shares.

2. If Heineken N.V. distributes bonus shares the company shall distribute bonus shares in the same proportion to its A and B-shareholders.
Insofar as such shares are issued by Heineken N.V. to the debit of a share premium reserve the company shall, if possible, also distribute the bonus shares to the debit of its share premium reserve.
3. If Heineken N.V. issues new shares with a subscription right for shareholders the company shall also issue new shares on analogous terms with a subscription right for its A- and B shareholders.
4. If as a result of the provisions of this Article stock dividends or bonus shares are distributed or subscription rights are granted, this shall always be made, for holders of A-shares and B-shares, by granting rights to A-shares.
5. Profit distributions may take place only insofar as the shareholders' equity of the company exceeds the sum of the paid and called up part of the issued capital and the reserves which must be maintained by law.
6. Provided the provisions in Article 12 (5) have been complied with, a profit distribution shall be made within one month after adoption of the annual accounts.
7. The management board may resolve to declare an interim dividend on account of any dividend expected to be paid out for the financial year concerned, provided the provision in Article 12 (5) is complied with and is evidenced by an interim balance sheet in accordance with the provisions of section 105, subsection 4 of Book 2 of the Dutch Civil Code.

General Meetings

Article 13.

1. Each year before the end of the month of June, a general meeting of the shareholders shall be held at which the annual accounts, accompanied by a report of the management board in respect of the company's affairs and the management and administration of the company's business, shall be presented, vacancies, if any, shall be filled and, in addition, such subjects will be considered as have been put before the meeting, with due observance of the statutory provisions and the provisions in these articles of association.
2. The general meetings shall be held in Amsterdam.

3. The convening notices for the general meetings shall be issued by the management board with at least fourteen days' notice, the date of the notice and the day of the meeting not being included, by an announcement in at least two nationally distributed newspaper. The notice shall state the items on the agenda to be considered or mention shall be made therein that the shareholders may inspect the agenda at the office of the company.
4. Each shareholder shall be entitled, either personally or by proxy authorized in writing, to attend general meetings of shareholders, to address the meeting and to exercise his voting rights.
   With respect to voting rights and rights to participate in meetings attached to bearer shares, the company shall, analogously applying Sections 88 and 89, Book 2 of the Dutch Civil Code, also recognise as a shareholder such person as shall be mentioned in a written statement of a Necigef Participant to the effect that the number of bearer shares mentioned in such statement is held through such Necigef Participant's collective depot and that the person mentioned in such statement is holding an amount of co-ownership rights in such collective depot corresponding with the relevant number of bearer shares and will remain to be the holder thereof until the close of the meeting, provided such statement is filed in time at the place stated in the notice convening the meeting, against a receipt, which receipt shall serve as a ticket of admission for the meeting.
   The notice of the meeting shall state the date on which the notice of the Necigef Participant must be filed at the latest. Such date may not be earlier than the seventh day prior to the day of the meeting.
   The general meeting of shareholders may authorize the management board to set a record date as referred to in article 119 of Book 2 of the Dutch Civil Code for the maximum period of five years. If the management board has decided to set a record date, a written statement of a Necigef Participant needs exclusively to contain, that the number of bearer shares mentioned in such statement at the certain period of time of registration is held through such Negicef Participant's collective depot and that the person mentioned in such statement is holding an amount of co-ownership rights in such collective depot at the certain period of time of registration.
5. In addition, shareholders who wish to be represented at the general meeting by a proxy-holder authorized in writing, must submit the proxy before the meeting at the office of the company and the shareholders or their proxy-holders must sign the attendance book, stating the number of shares represented by them and the number of votes to be cast by them.
6. An extraordinary general meeting of shareholders shall be held if the management board has convened such a meeting; the management board shall moreover be obliged to convene an extraordinary general meeting of shareholders, to be held within four weeks after its receipt of a request to that effect made by the holders, collectively, of at least one quarter of the issued share capital.
   This meeting shall deal with the subjects stated by those who wish to hold the meeting.
7. Proposals brought up by shareholders may only be dealt with in the proximate general meeting if they have been submitted to the management board timely

enough to allow their being announced with due observance of the period referred to in section 3 of this article.

8. For the application of sections 3, 4 and 5 of this article and section 2 of article 15, those persons shall have equal rights as shareholders who are entitled to the rights attributed by law to holders of depository receipts issued with the cooperation of the company, on the understanding, however, that the voting right attached to shares may only be exercised by those of the persons referred to above who are entitled to the voting right in accordance with the relevant legal provisions.

Article 14.

1. All meetings of shareholders shall be chaired by the Chairman of the management board or, in his absence, by one of the members of the management board attending the meeting.
   If no member of the management board is present, the meeting shall nominate its own chairman.
2. All ballots concerning appointments shall be conducted by means of folded ballot-papers, unless the meeting prefers another voting procedure.
3. At all general meetings resolutions shall be passed by an absolute majority of the votes cast, except for those cases in which a larger majority is prescribed by the law or these articles.
4. Each share shall entitle the holder to one vote.
5. Votes cast in respect of shares of persons who, otherwise than as a shareholder of the company, would be granted any rights against the company as a result of a resolution to be passed or who would be discharged from any obligation towards the company shall also be valid.
6. Blank votes shall be considered to be abstentions.
7. Minutes of the proceedings in general meetings shall be drawn up by a secretary nominated by the general meeting, and shall be confirmed and signed by the chairman of the meeting and by the person who has made the minutes.
   If a civil law notary has made a record of such proceedings the signing by the notary and the co-signing by the chairman or by a shareholder nominated by him shall be sufficient.
8. The foregoing shall apply, insofar as possible, to meetings of holders of priority shares and of holders of A- or B-shares, as the case may be.
9. In all meetings valid resolutions may be passed even if the provisions for convening the meeting have not been observed provided the resolutions are passed unanimously for all outstanding shares of the class concerned.

Amendment of Articles and winding up

Article 15.

1. A resolution to amend the articles of association or to dissolve the company may only be adopted in a general meeting of shareholders, in which at least half of the issued capital is represented and exclusively in response to a proposal to that effect by both the holders of priority shares in general meeting and the general meeting of shareholders A.
2. If a proposal to amend the articles of association is to be made to the general meeting, such shall be mentioned in the notification of the convocation, while at the same time a copy of said proposal, including the proposed amendment

verbatim, shall be deposited at the offices of the company for the inspection of shareholders until the conclusion of said meeting.

3. If the capital as required in article 15 (1) is not represented at the meeting, a second meeting shall be held within four weeks from the date of the first meeting, at which second meeting a resolution as referred to in article 15 (1) may be passed, irrespective of the capital represented, subject to the proposal as mentioned hereinbefore.
   The notice for this meeting may be issued only after the date on which the first meeting was held.

Article 16.

1. In case of winding up of the company pursuant to a resolution by the general meeting of shareholders the liquidation shall be carried out by the management board, unless the general meeting of shareholders appoint a special committee for the liquidation.
2. In their resolution to wind up the company the general meeting of shareholders shall also determine the remuneration of the liquidators, if they are charged with the supervision over the liquidation, which remuneration may consist of a sum equal to such percentage of the profit made on liquidation as determined by the aforementioned general meeting of shareholders.
3. From the liquidation balance there shall be paid first to shareholders B the amount of the dividend reserve referred to in Article 12 (1) in proportion to each one's holding of B-shares. Subsequently, a distribution shall be made for every A-share, insofar as possible, of an amount corresponding to the average proceeds per share of the Heineken N.V. shares sold by the company during the liquidation. The liquidators shall be entitled to cause the liquidation distribution to be made to shareholders A in the form of Heineken N.V. shares, to wit in the proportion of one A-share Heineken Holding N.V. for one share Heineken N.V. with an equal nominal value. Thereafter the priority shareholders shall receive the nominal value of their participation. The balance shall vest in shareholders B, to be divided amongst them pro rata to each one's holding of B-shares. The distribution of this balance may also take place in kind, if and insofar as the shareholders concerned should so wish.
4. After termination of the liquidation, the accounts and records of the wound up company shall remain in the custody of the person to be nominated for this purpose by the general meeting of shareholders for thirty years.
5. Furthermore, the liquidation shall be conducted with due observance of the provisions of the law.

Transitory provision (conversion of bearer shares).

Article 17.

1. With respect to share certificates for bearer shares A, in issue on the fourth day of May nineteen hundred and ninety-eight, and afterwards not yet registered on the share certificate referred to in Article 5, paragraph 3, of these articles of association, applies that these share certificates shall be registered, in the manner stipulated in the second sentence of this paragraph, on the share certificate referred to in Article 5, paragraph 3, of these articles of association against delivery of the share certificates (K-certificates) provided with all uncalled dividend

coupons and talons, as the case may be, against delivery of the share certificates (CF-certificates) provided with simplified dividend sheets. With respect to the aforementioned registration, a share certificate for bearer shares (K-certificate or CF-certificate) of one or more bearer shares A of twenty-five Dutch guilders (NLG 25.--) shall be considered as a certificate of such number of shares of one euro and sixty eurocents (EUR 1.60) as equals seven eight thousand hundred twenty five/ ten thousandth (7.8125) times the number of bearer shares A noted on that K-certificate or CF-certificate, rounded off downwards. After the fourth day of May nineteen hundred ninety-eight, rights to dividends and other distributions attached to bearer shares, in issue on the fourth day of May nineteen hundred ninety-eight, can only be exercised if the bearer shares concerned have been delivered in accordance with the foregoing provisions of this paragraph.

2. As to documents referred to in paragraph 1 of this Article which are damaged, lost, stolen or destroyed, the provisions of Article 6, paragraph 8, of these articles of association shall apply analogously.
3. As long as a registered share certificate (K-certificate or CF-certificate) of one or more bearer shares A of twenty-five Dutch guilders (NLG 25.--) has not been delivered in accordance with paragraph 1 of this article, by making a note on the share certificate as referred to in Article 5, paragraph 3 of these articles of association, such K-certificate or CF-certificate shall from the fourth day of May two thousand four be considered a share certificate of such number of shares of one euro and sixty eurocents (EUR 1.60) as equals seven eight thousand hundred twenty five/ ten thousandth (7.8125) times the number of bearer shares A of twenty-five Dutch guilders (NLG 25.--) noted on that K-certificate or CF-certificate, rounded off downwards.